July 15, 2024

Lim Chwee Poh
Chief Executive Officer
JBDI Holdings Limited
34 Gul Crescent
Singapore 629538

       Re: JBDI Holdings Limited
           Amendment No. 4 to Registration Statement on Form F-1
           Filed July 3, 2024
           File No. 333-276945
Dear Lim Chwee Poh:

     We have reviewed your amended registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 4 to Registration Statement on Form F-1 filed July 3, 2024
General

1. Please file the legal opinion listed as Exhibit 5.1 with the next amendment to your registration statement.
2. We note your disclosure on page Alt-3 that your selling securityholders may use purchases by a broker-dealer as principal to sell its securities. Please confirm your understanding that the retention by a selling securityholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of
       Regulation S-K.
3. Pursuant to Item 8.A.4 of Form 20-F, please provide audited financial statements that are no more than twelve months old. Alternatively, to the extent you meet the 15-month criteria outlined in Instruction 2. to Item 8.A.4, please file the necessary representations as an exhibit to the registration statement.
 July 15, 2024
Page 2

       Please contact Dale Welcome at 202-551-3865 or Melissa Gilmore at 202-551-3777 if
you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at 202-551-8337 or Asia Timmons-Pierce at 202-551-3754 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing
cc:   Henry F. Schlueter, Esq.